June 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street NE
Washington, D.C. 20549

Attn: Jennifer O’Brien and Raj Rajan

Re:	BYTE Acquisition Corp.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 31, 2023
File No. 001-40222

Dear Ms. O’Brien and Mr. Rajan:

On behalf of our client, BYTE Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission contained in the Staff’s letter dated June 21, 2023, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2022, filed on March 31, 2023.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1.	We note disclosure in your Form Form 14A filed on February 27, 2023 indicating that your sponsor is a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

Response: The Company respectfully acknowledges receipt of the Staff’s comment. In response to the comment of the Staff, the Company confirms it will include corresponding disclosure in future periodic reports as follows:

“The Company’s ability to complete an initial business combination with a U.S. target company may be impacted if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), and ultimately prohibited.

The Sponsor, BYTE Holdings LP, is a Cayman Islands exempted limited partnership, and is likely to be considered a “foreign person” under the regulations administered by CFIUS. As such, an initial business combination with a U.S. business may be subject to CFIUS jurisdiction, the scope of which includes controlling investments (within the meaning of “control” under the CFIUS regulations) as well as certain non-passive, non-controlling investments in sensitive U.S. businesses meeting certain criteria. If the Company’s potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, the parties may determine that they are required to make a mandatory filing or that they will submit a voluntary filing to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to delay the initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or recommend that the U.S. president block the initial business combination or order the Company to divest all or a portion of a U.S. business of the combined company, which may limit the attractiveness of or prevent the Company from pursuing certain initial business combination opportunities that it believes would otherwise be beneficial to the Company and its shareholders. As a result, the pool of potential targets with which the Company could complete an initial business combination may be impacted, and it may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and the Company has limited time to complete its initial business combination. If the Company cannot complete its initial business combination by September 25, 2023, or such later date that may be approved by the Company’s shareholders, because the review process extends beyond such timeframe or because the initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, the Company may be required to liquidate.”

* * *

United States Securities and Exchange Commission
June 29, 2023

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Samuel Gloor, BYTE Acquisition Corp.